PROSPECTUS SUPPLEMENT
(To Prospectus dated January 26, 1999)

                                  $500,000,000

                                   #ITW LOGO

                            ILLINOIS TOOL WORKS INC.

                             5 3/4% NOTES DUE 2009

                          ---------------------------

      The Notes are unsecured obligations of Illinois Tool Works Inc. The Notes will mature on March 1, 2009. We will pay interest on the securities semiannually on March 1 and September 1 of each year to registered holders of the Notes on the preceding February 15 and August 15. The first payment will be made on September 1, 1999. We have an option to redeem all or a portion of the Notes at any time at the redemption price described under "Description of the Notes."
                          ---------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------

                                                          PER NOTE       TOTAL
                                                          --------    ------------
Public Offering Price.................................    99.931%     $499,655,000
Underwriting Discount.................................     0.650%     $  3,250,000
Proceeds to ITW (before expenses).....................    99.281%     $496,405,000

      Interest on the Notes will accrue from February 24, 1999.

      The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment for the Notes in New York, New York on or about February 24, 1999.
                          ---------------------------

SALOMON SMITH BARNEY
                MERRILL LYNCH & CO.

                              FIRST CHICAGO CAPITAL MARKETS, INC.
                                              A BANK ONE COMPANY

February 19, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.
                          ---------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
Illinois Tool Works Inc. ...................................  S-3
Recent Developments.........................................  S-3
Use of Proceeds.............................................  S-3
Description of the Notes....................................  S-4
Underwriting................................................  S-8
                         PROSPECTUS
About this Prospectus.......................................    2
Illinois Tool Works Inc. ...................................    2
Use of Proceeds.............................................    3
Ratios of Earnings to Fixed Charges.........................    4
Description of Debt Securities..............................    4
Plan of Distribution........................................    9
Legal Opinions..............................................   10
Experts.....................................................   11

                            ILLINOIS TOOL WORKS INC.

     Through 400 decentralized business units, we develop and manufacture fasteners, components, assemblies and systems for customers throughout the world. Our products include:

     -   plastic and metal components, fasteners and assemblies

     -   industrial fluids and adhesives

     -   fastening tools, welding equipment and consumables

     -   systems and consumables for consumer and industrial packaging

     -   marking, labeling and identification systems

     -   industrial spray coating equipment and systems

     -   quality measurement application equipment and systems

     We strive to improve our customers' competitive positions by increasing their productivity and quality while reducing their manufacturing and assembly costs. We serve the construction, general industrial, automotive, food and beverage, industrial capital goods, paper products, consumer durables and electronics markets. We also invest a portion of our cash flow in commercial real estate, equipment leasing, affordable housing, property development and mortgage securities.

     Our international operations, which are conducted in 35 countries, accounted for approximately 36% of our operating revenues for the quarter ended December 31, 1998.

     Our principal executive offices are located at 3600 West Lake Avenue, Glenview, Illinois 60025; our telephone number is (847) 724-7500; and our World Wide Web home site is http://www.itwinc.com.

                              RECENT DEVELOPMENTS

     For the quarter ended December 31, 1998 our revenues increased by 12% to $1.51 billion from $1.35 billion for the same period in 1997. Our operating income increased by 19% to $296.7 million from $249.2 million, and our net income increased by 15% to $184.3 million from $160.2 million.

     For the year ended December 31, 1998 our revenues increased by 8% to $5.7 billion from $5.2 billion for the year ended December 31, 1997. Our operating income increased by 16% to $1.1 billion from $927.2 million, and our net income increased by 15% to $672.8 million from $587.0 million.

                                USE OF PROCEEDS

     The proceeds (after deducting the underwriting discount and estimated expenses) to be received by us from the sale of the Notes are estimated to be approximately $495,980,000. Of this amount, we will use approximately $450,000,000 to reduce from time to time commercial paper outstanding as it becomes due. The approximately

$450,000,000 of commercial paper outstanding on February 16, 1999 was used primarily to finance our working capital requirements and to refinance maturing long-term debt. That commercial paper had a weighted average effective cost of approximately 5.00% per annum and an average maturity of approximately 52 days. The remaining proceeds will be used for general corporate purposes, including capital expenditures, working capital, acquisitions and the repayment of indebtedness. Until we apply the net proceeds for specific purposes, we may invest them in marketable securities.

                            DESCRIPTION OF THE NOTES

     Set forth below is a description of the particular terms of the Notes that supplements and, if inconsistent, replaces the description of the general terms and provisions of the Notes set forth in the accompanying prospectus.

GENERAL

     The Notes will be issued under the Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, the Trustee, and will be limited to $500,000,000 aggregate principal amount. The Notes will mature on March 1, 2009. They will be issued in book-entry form only. At our option, we may redeem the Notes prior to maturity. The Notes will not be entitled to the benefit of any sinking fund. The Notes will bear interest from February 24, 1999, payable semi-annually on each March 1 and September 1 to the persons in whose name they are registered at the close of business on February 15 or August 15 preceding the interest payment date. The first interest payment will be made on September 1, 1999.

OPTIONAL REDEMPTION

     The Notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 12.5 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, for any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     "Business Day" means any day other than a Saturday or Sunday and other than a day on which banking institutions in Chicago, Illinois, or New York, New York, are authorized or obligated by law or executive order to close.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means the average of three Reference Treasury Dealer Quotations for such redemption date or if the Independent Investment Banker obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Reference Treasury Dealer" means each of Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and First Chicago Capital Markets, Inc. and their successors; provided, however, that if any of the foregoing or their successors shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we will substitute for them another nationally recognized investment bank that is a Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     We will mail notice of a redemption to holders of Notes by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

BOOK-ENTRY SYSTEM

     The Notes initially will be represented by one or more global securities deposited with The Depository Trust Company (DTC) and registered in the name of DTC's nominee. Except under the circumstances described below, we will not issue the Notes in definitive form.

     Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriters with the respective principal amounts of the Notes represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership may be effected only through, records maintained by DTC or its nominee (for interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and laws may impair a purchaser's ability to transfer beneficial interests in a global security.

     DTC or its nominee will be considered the sole owner or holder of the Notes represented by that global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have Notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners of record or holders of Notes under the Indenture.

     We will make principal and interest payments on Notes registered in the name of DTC or its nominee to DTC or its nominee as the registered holder of the relevant global security. Neither we nor the Trustee nor any paying agent nor the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC at any time is unwilling or unable to continue as a depositary and we do not appoint a successor depositary within 90 days, we will issue Notes in definitive form in exchange for the entire global security. In addition, we may at any time and in our sole discretion determine not to have Notes represented by a global security and, in such event, we will issue Notes in definite form in exchange for the entire global security. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of Notes represented by such global security equal in principal amount to such beneficial interest and to have such Notes registered in the owner's name. Notes so issued in definitive form will be issued as registered Notes in denominations of $1,000 and integral multiples thereof, unless we otherwise specify.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the underwriters named below have agreed to purchase, and we have agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite their respective names:

                                                                   PRINCIPAL
UNDERWRITERS                                                    AMOUNT OF NOTES
------------                                                    ---------------
Salomon Smith Barney Inc....................................     $250,000,000
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................      150,000,000
First Chicago Capital Markets, Inc. ........................      100,000,000
                                                                 ------------
         Total..............................................     $500,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are committed to take and pay for all of the Notes, if any are taken.

     The underwriters propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount under the public offering price. Any underwriter may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount to certain other dealers.

     The underwriters have advised us that they intend to make a market in the Notes, but that they are not obligated to do so and may discontinue making a market at any time without notice. We currently have no intention to list the Notes on any securities exchange, and we can give you no assurance as to the liquidity of, or trading market for, the Notes.

     In connection with the offering and sale of the Notes, Salomon Smith Barney Inc., on behalf of the underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions permit bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     Certain of the underwriters or their affiliates provide or may provide commercial banking or investment banking services to us and our affiliates in the ordinary course of business. Winston & Strawn, counsel for the underwriters, from time to time acts as counsel for us.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will not exceed $425,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                   #ITW LOGO

                            ILLINOIS TOOL WORKS INC.

                                  $500,000,000

                                DEBT SECURITIES

                             ---------------------

     Illinois Tool Works Inc. may use this prospectus from time to time to offer and sell its debt securities in one or more offerings with a total initial public offering price or purchase price of up to $500,000,000 or the equivalent in one or more foreign currencies. The debt securities may be offered in one or more separate series on terms to be determined at the time of sale. We may sell the debt securities for U.S. dollars or a foreign or composite currency and payments on debt securities may be made in U.S. dollars or a foreign or composite currency. Debt securities may be issued as individual securities in registered form without coupons or as one or more global securities in registered form. We may offer the debt securities directly to purchasers or through agents, dealers or underwriters or a syndicate of underwriters.

     We will provide specific terms for these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 26, 1999.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total principal amount or initial purchase price of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where To Find More Information."

                            ILLINOIS TOOL WORKS INC.

GENERAL

     Through 400 decentralized business units, we develop and manufacture fasteners, components, assemblies and systems for customers throughout the world. Our products include:

         - plastic and metal components, fasteners and assemblies

         - industrial fluids and adhesives

         - fastening tools, welding equipment and consumables

         - systems and consumables for consumer and industrial packaging

         - marking, labeling and identification systems

         - industrial spray coating equipment and systems

         - quality measurement application equipment and systems

     We strive to improve our customers' competitive positions by increasing their productivity and quality while reducing their manufacturing and assembly costs. We serve the construction, general industrial, automotive, food and beverage, industrial capital goods, paper products, consumer durables and electronics markets. We also invest a portion of our cash flow in commercial real estate, equipment leasing, affordable housing, property development and mortgage securities.

     Our international operations, which are conducted in 34 countries, accounted for approximately 35% of our operating revenues for the quarter ended September 30, 1998.

     Our principal executive offices are located at 3600 West Lake Avenue, Glenview, Illinois 60025; our telephone number is (847) 724-7500; and our World Wide Web home site is http://www.itwinc.com.

WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. You can call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Our reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede the information included or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities:

     - Annual Report on Form 10-K for the year ended December 31, 1997; and

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.

     You may request a free copy of these filings by writing or telephoning Stewart S. Hudnut, Corporate Secretary, Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois 60025-5811, telephone (847) 724-7500.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                USE OF PROCEEDS

     Unless we specify otherwise in the applicable prospectus supplement, the net proceeds from the sale of the debt securities will be used for general corporate purposes, including capital expenditures, working capital, acquisitions and the repayment of indebtedness. We have not allocated a specific portion of the net proceeds for any particular use at this time. Until we apply the net proceeds for specific purposes, we may invest such net proceeds in marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 1997 and the nine-month periods ended September 30, 1997 and 1998 is set forth below.

                                                                         NINE MONTHS
                                                                            ENDED
                                       YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                 ------------------------------------   -------------
                                 1993   1994    1995    1996    1997    1997    1998
                                 ----   -----   -----   -----   -----   -----   -----
Ratio of Earnings to Fixed
   Charges.....................  8.35   13.15   14.67   11.91   11.27   10.61   11.69

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus that portion of rental expense that is deemed to represent interest.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     We provide information to you about the debt securities in up to three separate documents that progressively provide more detail:

         1. This prospectus provides general information that may not apply to each series of debt securities.

         2. The prospectus supplement is more specific than this prospectus. To the extent the information provided in the prospectus supplement differs from this prospectus, you should rely on the prospectus supplement.

         3. The pricing supplement, if used, provides final details about a specific series of debt securities. To the extent the pricing supplement differs from this prospectus or the prospectus supplement, you should rely on the pricing supplement.

     The debt securities will be issued under an indenture (we refer to the indenture, as supplemented from time to time, as the "Indenture") between ITW and Harris Trust and Savings Bank, as Trustee. The following summary of certain provisions of the debt securities and the Indenture is not complete and is subject to the detailed provisions of the Indenture. We have filed a copy of the Indenture as an exhibit to the Registration Statement. Whenever particular provisions or defined terms in the Indenture are referred to in this prospectus, such provisions or defined terms are incorporated by reference in this prospectus. Article or Section references used in this prospectus are references to the Indenture.

     The debt securities will be our direct, unsecured obligations. They will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     The Indenture provides that we may issue the debt securities from time to time in one or more series without limitation on the amount. (Section 2.01) Currently, $125,000,000 of 5 7/8% Notes due March 1, 2000 are outstanding under the Indenture.

     Unless we indicate otherwise in the applicable prospectus supplement, principal of and any premium or interest on the debt securities will be payable, and the debt securities may be transferred or exchanged without payment of any charge (other than any tax or other governmental charge payable in connection therewith), at the office or agency of the Trustee in Chicago, Illinois. However, we may elect that payment of interest on registered debt securities be made by check mailed to the address of the appropriate person as it appears on the security register or by wire transfer as instructed by the appropriate person. (Sections 2.06, 4.01 and 4.02)

     The applicable prospectus supplement will include specific terms relating to the offering of specific debt securities. These may include some or all of the following:

     - the title, denominations, amount and price of the debt securities;

     - the maturity of the debt securities;

     - the interest rates of the debt securities;

     - the currency or currency unit of the debt securities;

     - any redemption or sinking fund terms;

     - any provisions for discharge;

     - whether the debt securities will be registered or unregistered; and

     - other specific terms associated with the debt securities. (Section 2.01)

     Debt securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. In such event, the Federal income tax consequences and other special considerations will be described in the applicable prospectus supplement. An "Original Issue Discount Security" is any debt security that provides for the declaration of acceleration of the maturity of an amount less than the principal amount of the security upon the occurrence of an event of default and the continuation of an event of default. (Section 1.01)

FORM OF SECURITIES

     We may issue the debt securities in fully registered form without coupons or in unregistered form with or without coupons. We also may issue the debt securities in the form of one or more temporary or permanent global securities. Global securities are issued to a depository that holds the securities for the benefit of investors. Book-entry debt securities will be issued as registered global securities.(Section 2.03)

     If any debt securities are issuable in temporary or permanent global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the global security may obtain definitive debt securities. Payments on a permanent global debt security will be made in the manner described in the prospectus supplement.

COVENANTS

     The following covenants apply with respect to all series of debt securities, unless we specify otherwise in the applicable prospectus supplement. Both covenants are subject to the provision for exempted indebtedness described below. We will describe any additional covenants for a particular series of debt securities in the prospectus supplement.

     For your reference, we have provided below definitions of the capitalized terms used in the description of the covenants.

   Limitation on Liens

     We will not, nor will we permit any Restricted Subsidiary to, issue, assume or guarantee any debt for money borrowed if such debt is secured by a mortgage, security interest, lien, pledge or other encumbrance (referred to in this prospectus as a "lien") on any Principal Property, or on any shares of stock or indebtedness of any Restricted Subsidiary, without in any such case effectively providing that the debt securities are secured equally and ratably. These restrictions do not apply to debt secured by:

     - liens on property of a corporation existing at the time it becomes a subsidiary or at the time it is merged into or consolidated with ITW or a subsidiary;

     - liens on property existing at the time of its acquisition and certain purchase money liens;

     - liens securing the cost of construction of new plants, incurred within 180 days of completion of construction;

     - liens securing the debt of a Restricted Subsidiary owing to ITW or another Restricted Subsidiary;

     - liens in connection with the issuance of certain industrial revenue bonds or similar financings; and

     - any extensions, renewals or replacements, in whole or in part, of any lien referred to above. (Section 4.05)

   Limitation on Sale and Lease-Back

     We will not, nor will we permit any Restricted Subsidiary to, engage in a sale and lease-back transaction of any Principal Property (except for certain temporary leases) unless:

     - we or the Restricted Subsidiary could (subject to the limitation on liens) incur debt secured by a lien on the Principal Property to be leased without equally and ratably securing the debt securities; or

     - within 180 days following the transaction, we retire long-term debt equal to the value of the transaction. (Section 4.06)

   Exempted Indebtedness

     We and our Restricted Subsidiaries may incur debt and enter into sale and lease-back transactions without regard to the two covenants described above if the sum of such debt and the value of such sale and lease-back transactions on a cumulative basis does not exceed 10% of the Consolidated Net Tangible Assets (which is total assets less current liabilities, goodwill and other intangibles) as shown on our audited consolidated balance sheet. (Section 4.07)

CONSOLIDATION OR MERGER

     We may consolidate or merge with, or sell all or substantially all of our assets to, another corporation. The remaining or acquiring corporation must assume all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the debt securities and performance of the covenants. (Section 11.01) Under these circumstances, if any Principal Property, shares of stock or indebtedness of a Restricted Subsidiary would be subject to a lien, we will equally and ratably secure the debt securities. (Section 11.02)

DEFINITIONS

     "Principal Property" means any manufacturing plant or other facility within the United States that we or a subsidiary own or lease, unless our Board of Directors determines that the plant or facility, together with any others so determined, is not of material importance to the total business of ITW and its Restricted Subsidiaries. (Article One)

     "Restricted Subsidiary" means any subsidiary (other than a leasing or finance subsidiary) that owns or leases a Principal Property if: (1) its property is located in the United States, (2) substantially all of its business is carried on in the United States, or (3) it is incorporated in the United States. (Article One)

EVENTS OF DEFAULT

     An event of default for any series of debt securities includes the following:

     - failure to pay interest on any debt securities for 30 days;

     - failure to pay principal of or premium or sinking fund payment on any debt securities when due;

     - failure to perform any of the other covenants or agreements in the Indenture relating to debt securities of that series that continues for 60 days after notice to ITW by the Trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; or

     - certain events of bankruptcy, insolvency or reorganization of ITW. (Section 6.01)

     An event of default with respect to a particular series of debt securities does not necessarily constitute an event of default with respect to any other series. Additional events of default may be prescribed for the benefit of holders of certain series of debt securities and described in the applicable prospectus supplement. (Section 10.01) The Indenture provides that the Trustee will, with certain exceptions, notify the holders of debt securities of each series of any event of default known to it and affecting that series within 90 days after the occurrence thereof. (Section 6.07)

     If an event of default is continuing for any series of debt securities, the Trustee or the holders of not less than 25% in aggregate principal amount of the affected series of debt securities may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, the specified portion of the principal amount) of that series to be due and payable. In such a case, subject to certain conditions, the holders of a majority in principal amount of such series then outstanding can annul the declaration and waive past defaults. (Sections 6.01 and 6.06)

     We are required to file an annual officers' certificate with the Trustee concerning our compliance with the Indenture. (Section 4.08) Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is not obligated to exercise any of its rights or powers at the request or direction of any of the holders unless they have offered the Trustee reasonable security or indemnity. (Sections 7.01 and 7.02) If they provide reasonable security or indemnity, the holders of a majority in principal amount of the outstanding debt securities of each series affected by an event of default may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any of the Trustee's trusts or powers with respect to that series. (Section 6.06)

MODIFICATION AND AMENDMENT OF THE INDENTURE

     We may enter into supplemental indentures with the Trustee without the consent of the holders of the debt securities to, among other things:

     - evidence the assumption by a successor corporation of our obligations;

     - appoint additional, separate or successor trustees to act under the Indenture;

     - add covenants for the protection of the holders of the debt securities;

     - cure any ambiguity or correct any inconsistency in the Indenture; and

     - establish the form or terms of debt securities of any series.

     With the consent of the holders of a majority in principal amount of the debt securities of each series at the time outstanding, we may execute supplemental indentures with the Trustee to add provisions or change or eliminate any provision of the Indenture or any supplemental indenture or to modify the rights of the holders of those debt securities. However, no such supplemental indenture will (1) extend the fixed maturity of any debt security, or reduce the principal amount (including in the case of a discounted debt security the amount payable upon acceleration of the maturity thereof), reduce the rate or extend the time of payment of any interest, reduce any premium payable upon redemption, or change the currency in which any debt security is payable, without the consent of the holder of each affected debt security, or
(2) reduce the aforesaid majority in principal amount of the debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all debt securities of such series. (Sections
10.01 and 10.02)

DISCHARGE OF INDENTURE

     At our option, we (1) will be discharged from all obligations under the Indenture in respect of the debt securities of a series (except for certain obligations to register the transfer or exchange of those debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold monies for payment in trust) or (2) need not comply with certain covenants of the Indenture (including the limitation on liens and the limitation on sale and lease-back) and will not be limited by any restrictions with respect to merger, consolidation or sales of assets with respect to those debt securities, in each case if we deposit with the Trustee, in trust, money or U.S. government obligations (or a combination thereof) sufficient to pay the principal (including any mandatory sinking fund payments) of and any premium or interest on those debt securities when due. In order to select either option, we must provide the Trustee with an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that holders will not recognize income, gain or loss for Federal income tax as if we had not exercised either option. (Sections 12.01(a) and 12.02(b))

     In the event we exercise our option under (2) above with respect to the debt securities of any series and the debt securities of that series are declared due and payable because of the occurrence of any event of default other than default with respect to such obligations, the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such event of default. We would remain liable, however, for such payments.

CONCERNING THE TRUSTEE

     We maintain lines of credit and have customary banking relationships with Harris Trust and Savings Bank, the Trustee under the Indenture.

                              PLAN OF DISTRIBUTION

     We may offer debt securities directly, through agents or dealers or through one or more underwriters or a syndicate of underwriters in an underwritten offering. In the prospectus supplement for a particular offering, we will describe how the offering of debt securities will be made, including the names of any underwriters, the purchase price of the securities, the proceeds of the offering any underwriters' discounts, concessions or commissions.

     If we use underwriters or dealers in the sale, they will acquire the debt securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. We may offer debt securities to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless we state otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to certain conditions precedent, and the underwriters must purchase all of such debt securities if they buy any of them. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time.

     We also may sell debt securities directly or through designated agents. We will name any agent involved in the offer or sale of debt securities and describe any commissions payable by us to such agent in the applicable prospectus supplement. Unless we indicate otherwise, an agent will act on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents participating in the distribution of debt securities may be deemed to be underwriters under the Securities Act of 1933, as amended. Furthermore, any discounts, concessions or commissions received by them on the sale or resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will indemnify underwriters and agents against certain civil liabilities, including liabilities under the Securities Act. These underwriters and agents may be entitled to contribution with respect to payments that the underwriters or agents may be required to make in respect of such liabilities. These underwriters and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     We may indicate in the applicable prospectus supplement that we have authorized underwriters or agents to solicit offers by certain specified institutions to purchase debt securities from us at the offering price pursuant to delayed delivery contracts providing for payment and delivery on a specified date or dates in the future. These delayed delivery contracts will be subject only to those conditions described in the prospectus supplement and to the condition that at the time of delivery the purchase of debt securities shall not be prohibited under the laws of the jurisdiction to which the purchaser is subject. The prospectus supplement will describe any commission payable for the solicitation of such contracts.

                                 LEGAL OPINIONS

     Stewart S. Hudnut, who is our Senior Vice President, General Counsel and Secretary, will issue an opinion about the legality of the offered securities for us. Gardner, Carton & Douglas, Chicago, Illinois, will issue an opinion for us with respect to certain other matters. Winston & Strawn, Chicago, Illinois, will pass on the validity of the offered securities for any underwriters or agents.

     As of December 15, 1998, Mr. Hudnut owned 6,000 shares of ITW common stock directly and 778 shares of ITW common stock indirectly through the ITW Savings & Investment Plan. As of the same date, Mr. Hudnut held options to acquire an additional 104,450 shares. As of December 15, 1998, a partner of Gardner, Carton & Douglas working on these matters owned 4,000 shares of ITW common stock.

                                    EXPERTS

     The consolidated financial statements and schedule appearing in our Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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                                  $500,000,000

                                   #ITW LOGO

                            ILLINOIS TOOL WORKS INC.

                             5 3/4% NOTES DUE 2009

                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                               FEBRUARY 19, 1999

                          ---------------------------


                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                               A BANK ONE COMPANY



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